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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

WCA Waste Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

92926K 10 3

(CUSIP Number)

G. Larry Wallace, 2828 Routh Street, Suite 500, Dallas, Texas 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92926K 10 3			Page 2 of 12

1.	Name of Reporting Person: William P. Esping		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,171,478

		8.	Shared Voting Power: 964,583

		9.	Sole Dispositive Power: 1,171,478

		10.	Shared Dispositive Power: 964,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: William P. Esping: 2,136,061

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): William P. Esping: 13.90%

14.	Type of Reporting Person (See Instructions): William P. Esping [IN]

CUSIP No. 92926K 10 3			Page 3 of 12

1.	Name of Reporting Person: Julie E. Blanton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 282,645

		8.	Shared Voting Power: 814,902

		9.	Sole Dispositive Power: 282,645

		10.	Shared Dispositive Power: 814,902

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Julie E. Blanton: 1,097,547

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Julie E. Blanton: 7.14%

14.	Type of Reporting Person (See Instructions): Julie E. Blanton [IN]

CUSIP No. 92926K 10 3			Page 4 of 12

1.	Name of Reporting Person: Jennifer E. Kirtland		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 282,646

		8.	Shared Voting Power: 812,096

		9.	Sole Dispositive Power: 282,646

		10.	Shared Dispositive Power: 812,096

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Jennifer E. Kirtland: 1,094,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Jennifer E. Kirtland: 7.13%

14.	Type of Reporting Person (See Instructions): Jennifer E. Kirtland [IN]

CUSIP No. 92926K 10 3			Page 5 of 12

1.	Name of Reporting Person: Kathryn E. Woods		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 812,096

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 812,096

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Kathryn E. Woods: 812,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Kathryn E. Woods: 5.29%

14.	Type of Reporting Person (See Instructions): Kathryn E. Woods

CUSIP No. 92926K 10 3			Page 6 of 12

1.	Name of Reporting Person: WPE Kids Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,136,221

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,136,221

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: WPE Kids Partners, L.P.: 1,136,221

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): WPE Kids Partners, L.P.: 7.40%

14.	Type of Reporting Person (See Instructions): WPE Kids Partners, L.P. [PN]

CUSIP No. 92926K 10 3			Page 7 of 12

1.	Name of Reporting Person: WPE Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,136,221

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,136,221

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: WPE Holdings, Inc.: 1,136,221

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): WPE Holdings, Inc.: 7.40%

14.	Type of Reporting Person (See Instructions): WPE Holdings, Inc. [CO]

CUSIP No. 92926K 10 3			Page 8 of 12

1.	Name of Reporting Person: Esping Marital Deduction Trust No. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 812,096

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 812,096

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Esping Marital Deduction Trust No. 2: 812,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Esping Marital Deduction Trust No. 2: 5.29%

14.	Type of Reporting Person (See Instructions): Esping Marital Deduction Trust No. 2 [OO]

CUSIP No. 92926K 10 3	13D	Page 9 of 12 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of WCA Waste Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One Riverway, Suite 1400, Houston, Texas 77056.

Item 2.    Identity and Background.

This Schedule 13D is being filed jointly by the following persons: (i) William P. Esping, (ii) Julie E. Blanton, (iii) Jennifer E. Kirtland, (iv) Kathryn E. Woods, (v) WPE Kids Partners, L.P., (vi) WPE Holdings, Inc., and (vii) Esping Marital Deduction Trust No. 2 (collectively, the “Reporting Persons”).

William P. Esping

     (a)       William P. Esping

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       Mr. Esping’s principal occupation is investment management. His business office is 2828 Routh Street, Suite 500, Dallas, Texas 75201
     (d)       No
     (e)       No
     (f)       USA

Julie E. Blanton

     (a)       Julie E. Blanton

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       Principal Occupation: N/A
     (d)       No
     (e)       No
     (f)       USA

Jennifer E. Kirtland

     (a)       Jennifer E. Kirtland

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       Principal Occupation: N/A
     (d)       No
     (e)       No
     (f)       USA

Kathryn E. Woods

     (a)       Kathryn E. Woods

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       Principal Occupation: N/A
     (d)       No
     (e)       No
     (f)       USA

WPE Kids Partners, L.P.

     (a)       WPE Kids Partners, L.P., a Texas limited partnership which is engaged in the management of investments.

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       N/A
     (d)       No
     (e)       No
     (f)       N/A

CUSIP No. 92926K 10 3	13D	Page 10 of 12 Pages

WPE Holdings, Inc.

     (a)       WPE Holdings, L.P., a Texas corporation, which manages the business of WPE Kids Partners, L.P. as its general partner.

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       N/A
     (d)       No
     (e)       No
     (f)        N/A

Esping Marital Deduction Trust No. 2

     (a)       Esping Marital Deduction Trust No. 2, a trust organized under the laws of the state of Texas, which is engaged in the management of its assets.

     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       N/A
     (d)       No
     (e)       No
     (f)       N/A

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g)of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each Reporting Person expressly disclaims the existence of a group. The Reporting Persons have no agreement or understanding among themselves with respect to the voting of the shares of Common Stock acquired by them or with respect to the acquisition of any shares of Common Stock.

Item 3.    Source and Amount of Funds or Other Consideration.

Effective May 9, 2005, each of (i) WCA Partners, L.P., (ii) EFO Co-Investment Partners, (iii) EFO Holdings, L.P. and (iv) Kathryn Esping Agency, GP (each, a “Distributing Partnership” and collectively, the “Distributing Partnerships”) distributed all shares of Common Stock held by such Distributing Partnership to its partners, pro rata in accordance with its partners’ respective partnership interests in the such Distributing Partnership (collectively, the “Distributions”). As a result of the Distributions, the Reporting Persons acquired voting and investment control over certain shares of Common Stock distributed to the partners from the Distributing Partnerships, necessitating the filing of this Schedule 13D. No funds were used to acquire the Common Stock distributed to the partners.

Item 4.    Purpose of Transaction.

The purpose of the transaction was to cause each partner in a Distributing Partnership, to acquire direct ownership of such partner’s pro-rata share of Common Stock owned by such Distributing Partnership immediately prior to the Distribution. As of the date of this Schedule 13D, no Reporting Person has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j).

Item 5.    Interest in Securities of the Issuer.

     (a) and (b) See items (7) through (11) and (13) of the cover pages. The percentage of outstanding shares of the Company’s Common Stock listed on Item 13 of the cover pages with respect to the Reporting Persons, is based upon 15,363,936 shares of Common Stock outstanding as reported in the Company’s most recent Form 10-K filed with the SEC on March 24, 2005. William P. Esping holds sole ultimate voting and investment control over all shares of Common Stock owned by WPE Kids Partners, L.P. and WPE Holdings, Inc. William P. Esping, Julie E. Blanton, Jennifer E. Kirtland and Kathryn E. Woods (collectively, the “Trustees”) are the four trustees of the Esping Marital Deduction Trust No. 2 (the “Trust”). The Trustees share voting and investment control over the 812,096 shares of Common Stock controlled by the Trust. A consensus of three of the four Trustees is required to take action with respect to the Trust.

CUSIP No. 92926K 10 3	13D	Page 11 of 12 Pages

     (c)       See Item 3 above.
     (d)       None, other than the Reporting Persons.
     (e)       N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

99.1       Joint Filing Agreement

CUSIP No. 92926K 10 3	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005

(Date)

/s/ William P. Esping
William P. Esping

/s/ Julie E. Blanton
Julie E. Blanton

/s/ Jennifer E. Kirtland
Jennifer E. Kirtland

/s/ Kathryn E. Woods
Kathryn E. Woods

WPE KIDS Partners, L.P.

By:	WPE Holdings, Inc.
Its: General Partner

By:	/s/ William P. Esping
Name: William P. Esping
Its: President

WPE HOLDINGS, INC.

By:	/s/ William P. Esping
Name: William P. Esping
Its: President

ESPING MARITAL DEDUCTION TRUST NO. 2

By:	/s/ William P. Esping
Name: William P. Esping, Trustee